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June 30, 2004

Consolidated Financial Statements and
Supplemental Information

For the Three Months and Six Months Ended
June 30, 2004 and 2003

(Unaudited)

The interim Consolidated Financial Statements for the three month and six month periods ended
June 30 have not been reviewed by an auditor.

Alliance Atlantis Communications Inc.
Management Report

The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim unaudited consolidated financial statements and supplemental information include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's interim consolidated financial statements and recommends their approval by the Board of Directors.

August 16, 2004

W. JUDSON MARTIN	RITA A. MIDDLETON
Senior Executive Vice President and Chief Financial Officer	Senior Vice President, Finance - Corporate Group

Alliance Atlantis Communications Inc.
Consolidated Balance Sheets
(unaudited)
(in millions of Canadian dollars)

	June 30, 2004	December 31, 2003	June 30, 2003
			(revised)
Assets
Cash and cash equivalents	6.2	95.4	1.7
Accounts receivable	405.6	277.8	277.0
Loans receivable	—	0.2	7.2
Investment in film and television programs (note 2):
Broadcasting	194.7	180.2	186.6
Motion Picture Distribution	189.5	153.4	130.7
Entertainment	174.2	246.6	464.9
Development costs	1.9	3.2	32.9
Property and equipment	48.0	52.2	58.7
Assets related to discontinued operations (note 12)	—	9.3	18.2
Investments	18.6	17.8	22.7
Future income taxes	88.4	84.8	118.8
Other assets	30.1	33.5	37.8
Broadcast licences	109.3	109.3	109.3
Goodwill and other intangibles (note 3)	219.1	152.5	152.5

	1,485.6	1,416.2	1,619.0

Liabilities
Senior revolving credit facilities (note 4)	71.0	—	175.4
Accounts payable and accrued liabilities	507.2	521.5	495.2
Income taxes payable	38.4	30.9	24.5
Liabilities related to discontinued operations (note 12)	1.1	5.3	4.5
Deferred revenue	23.6	28.9	25.3
Term loans (note 5)	51.4	79.4	5.8
Senior subordinated notes (note 7)	400.1	389.0	404.2
Minority interest	62.2	42.2	22.2

	1,155.0	1,097.2	1,157.1

Shareholders' Equity
Share capital and other (note 8)	722.2	717.4	714.8
Deficit	(393.8)	(402.2)	(239.7)
Cumulative translation adjustments	2.2	3.8	(13.2)

	330.6	319.0	461.9

	1,485.6	1,416.2	1,619.0

Commitments and contingencies (note 17)

The accompanying notes form an integral part of these interim consolidated financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Earnings (Loss)
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Revenue
Broadcasting	62.8	52.4	118.7	101.8
Motion Picture Distribution	155.3	59.4	250.7	144.5
Entertainment	49.3	47.9	109.2	138.8
Other	0.2	—	0.6	0.4

	267.6	159.7	479.2	385.5
Direct operating expenses	182.4	123.7	328.0	286.8

Direct profit
Broadcasting	36.5	31.9	68.4	60.7
Motion Picture Distribution	26.4	14.8	47.9	28.4
Entertainment	22.0	(10.7)	34.3	9.2
Other	0.3	—	0.6	0.4

	85.2	36.0	151.2	98.7
Operating expenses	34.5	30.5	67.4	66.4

Earnings (loss) before undernoted and discontinued operations
Broadcasting	21.1	19.7	38.6	31.3
Motion Picture Distribution	19.6	9.2	35.9	17.7
Entertainment	16.0	(16.1)	22.9	(3.5)
Other	(6.0)	(7.3)	(13.6)	(13.2)

	50.7	5.5	83.8	32.3
Amortization, including development costs charges	5.4	8.0	11.9	22.0
Unusual items (note 14)	—	—	—	3.9
Interest (note 10)	16.1	18.6	30.7	44.2
Equity losses in affiliates	0.1	0.1	0.1	(0.1)
Minority interest	9.7	0.9	17.5	2.4

Earnings (loss) from operations before undernoted and discontinued operations	19.4	(22.1)	23.6	(40.1)
Investment (gains) losses, net (note 11)	(0.1)	—	(0.4)	12.1
Foreign exchange losses (gains)	2.3	(21.1)	4.9	(48.0)

Earnings (loss) before income taxes, and discontinued operations	17.2	(1.0)	19.1	(4.2)
Provision for income taxes	3.0	6.1	6.1	14.8

Net earnings (loss) before discontinued operations	14.2	(7.1)	13.0	(19.0)
Discontinued operations, net of tax (note 12)	(3.8)	—	(4.6)	(0.6)

Net earnings (loss) for the period	10.4	(7.1)	8.4	(19.6)

Earnings (Loss) per Common Share before discontinued operations (note 9)
Basic	$0.33	$(0.17)	$0.30	$(0.44)
Diluted	$0.33	$(0.17)	$0.30	$(0.44)

Earnings (Loss) per Common Share (note 9)
Basic	$0.24	$(0.17)	$0.20	$(0.46)
Diluted	$0.24	$(0.17)	$0.19	$(0.46)

The accompanying notes form an integral part of these interim consolidated financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Deficit
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Deficit — beginning of period as previously reported (note 15)	(404.2)	(183.3)	(402.2)	(186.6)
Adjustment for revision of prior years' results (note 15)	—	(49.3)	—	(33.5)

Deficit — beginning of period, restated	(404.2)	(232.6)	(402.2)	(220.1)
Net earnings (loss) for the period	10.4	(7.1)	8.4	(19.6)

Deficit — end of period	(393.8)	(239.7)	(393.8)	(239.7)

The accompanying notes form an integral part of these interim consolidated financial statements.

Alliance Atlantis Communications Inc.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised) (Pro forma) (note 1)
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	10.4	(7.1)	8.4	(19.6)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	23.2	17.7	44.3	33.9
Motion Picture Distribution	34.2	13.7	48.6	32.1
Entertainment	24.0	54.6	68.3	134.2
Development costs charges	1.6	3.9	4.4	13.1
Amortization of property and equipment	3.1	3.3	6.0	7.0
Amortization of other assets	2.0	2.2	4.0	4.3
Reduction of goodwill	0.6	—	0.6	—
Loss on sale of discontinued operations	0.7	—	0.7	—
Investment (gains) losses	(0.1)	—	(0.4)	12.1
Equity (income) losses in affiliates	0.1	0.1	0.1	(0.1)
Minority interest	9.7	0.9	17.5	2.4
Future income taxes	(2.1)	(10.7)	(3.6)	(0.7)
Unrealized net foreign exchange gains	(0.5)	(32.7)	6.0	(64.5)
Stock-based compensation	1.1	0.5	4.0	0.1
Investment in film and television programs:
Broadcasting	(37.4)	(32.6)	(58.8)	(59.9)
Motion Picture Distribution	(26.7)	(12.5)	(38.7)	(38.4)
Entertainment	(7.7)	(40.8)	(68.8)	(117.8)
Development cost expenditures	(0.3)	(3.1)	(3.1)	(6.2)
Net changes in other non-cash balances related to operations	(124.5)	(39.5)	(118.8)	32.0
Discontinued operations	2.0	0.7	2.5	(2.3)

	(86.6)	(81.4)	(76.8)	(38.3)

Investing activities
Loans receivable	—	0.3	0.2	0.7
Property and equipment	(0.5)	(0.4)	(1.4)	(1.5)
Long-term investments	(0.1)	—	(0.1)	(0.1)
Business acquisition (note 3)	(35.4)	—	(35.4)	—
Proceeds from sale of investments and subsidiaries	1.7	—	1.9	3.0
Discontinued operations	—	(0.3)	—	(0.9)

	(34.3)	(0.4)	(34.8)	1.2

Financing activities
Senior revolving credit facilities, net	46.0	85.1	46.0	48.7
Deferred financing costs	(1.0)	(3.2)	(1.0)	(11.1)
Repayment of credit facility (note 3)	(27.5)	—	(27.5)	—
Repayment of term loans	(1.8)	—	(3.0)	—
Issue of Ordinary LP units	15.0	—	15.0	—
Distributions paid to minority interest	(7.1)	—	(10.6)	—
Issue of share capital	1.7	0.1	4.2	0.4
Discontinued operations	—	(0.4)	(0.7)	(0.9)

	25.3	81.6	22.4	37.1

Change in cash and cash equivalents	(95.6)	(0.2)	(89.2)	—
Cash and cash equivalents — beginning of period	101.8	1.9	95.4	1.7

Cash and cash equivalents– end of period	6.2	1.7	6.2	1.7

The accompanying notes form an integral part of these interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004
(unaudited)

        Alliance Atlantis Communications Inc. (the "Company") is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 13, the Company's principal business activities are carried out through three operating segments: Broadcasting, Motion Picture Distribution and Entertainment.

1.     Significant Accounting Policies

Basis of presentation

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as of and for the nine months ended December 31, 2003, as set out in the December 2003 Annual Report.

        In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the nine months ended December 31, 2003, except as discussed in note 16.

Change to fiscal year end

        In December 2003, the Company changed its fiscal year end from March 31 to December 31. For comparison purposes, these financial statements include the unaudited results for the three months and six months ended June 30, 2003. The pro forma results for the six months ended June 30, 2003 were compiled by adding the three months ended March 31, 2003 to the three months ended June 30, 2003.

Revisions

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of Entertainment's distribution and participation liabilities, and the Company's consolidation process. The total amount of these charges has been recorded through restatements of previously reported amounts. Accordingly, the previously reported results of operations and financial position for the Company have been changed for the three months and six months ended June 30, 2003. (See note 15).

Discontinued Operations

        The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings (loss). Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 12).

2.     Investment in Film and Television Programs

	Broadcasting	Motion Picture Distribution	Entertainment
June 2004
Theatrical Release
Released, net of accumulated amortization	—	168.1	21.0
Completed and not released	—	21.4	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	132.9
Acquired library, net of accumulated amortization	—	—	20.2
Programs in progress	—	—	0.1
Broadcasting rights, net of accumulated amortization	194.7	—	—

	194.7	189.5	174.2

	Broadcasting	Motion Picture Distribution	Entertainment
December 2003
Theatrical Release
Released, net of accumulated amortization	—	128.5	22.3
Completed and not released	—	24.9	—
Programs in progress	—	—	4.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	192.0
Acquired library, net of accumulated amortization	—	—	20.7
Programs in progress	—	—	7.0
Broadcasting rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

	Broadcasting	Motion Picture Distribution	Entertainment
June 2003 (revised)
Theatrical Release
Released, net of accumulated amortization	—	108.3	53.4
Completed and not released	—	22.4	6.2
Programs in progress	—	—	7.3
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	352.2
Acquired library, net of accumulated amortization	—	—	28.0
Programs in progress	—	—	17.8
Broadcasting rights, net of accumulated amortization	186.6	—	—

	186.6	130.7	464.9

3.     Business Acquisition

        On May 12, 2004, a 51% owned subsidiary of the Company, Motion Picture Distribution LP ("Distribution LP"), acquired 100% of the issued and outstanding shares of Aurum Producciones, S.A. ("Aurum"), a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.1 including $1.7 in cash expenses.

        The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing under its senior credit facility from $100.0 to $125.0. The Movie Distribution Income Fund ("the Fund"), the minority interest unitholder of Distribution LP, completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units. As part of the issuance of Fund units on May 12, 2004, the issuance costs of $1.0 were borne by Distribution LP.

        The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The transaction resulted in an allocation to goodwill and other intangible assets of $70.2. The preliminary purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs	43.1
Property and equipment	0.5
Goodwill and other intangible assets	67.3
Film contracts	2.9
Prepaid expenses and other assets	1.2

Total assets acquired	160.7
Less: liabilities assumed
Accounts payable and accrued liabilities	71.5
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.1

        The preliminary purchase price allocation has been prepared based on all relevant information at the time of preparing these interim consolidated financial statements. Distribution LP continues to refine the purchase equation for the acquisition of Aurum with respect to the values assigned to identifiable assets and liabilities. The purchase price allocation is not yet completed and the amounts assigned to the assets and liabilities may be subject to adjustment pending completion of final valuations.

        During the period ended June 30, 2004, Aurum utilized future income tax assets of $0.6, which resulted in a reversal of the related valuation allowance, and a reduction in goodwill of $0.6.

        The preliminary purchase price allocation resulted in an excess amount of $7.8 being allocated to investment in film and television programs. This excess amount is accounted for by allocating the amounts to the individual film and television programs and amortizing based on the individual film forecast method whereby costs are amortized in the proportion that current revenue bears to management's estimate of ultimate revenues expected to be recognized from the exploitation, exhibition or licencing of the film or television program.

        Management's estimate of additional amortization is based on the forecast of ultimate revenues as at May 12, 2004. The amortization of the excess allocated to investment in film and television programs is $0.4 for the period from May 12, 2004 to June 30, 2004. This amortization is based on a preliminary purchase price allocation for the acquisition of Aurum, which may change and may have a significant impact on the net earnings of Distribution LP.

4.     Senior Revolving Credit Facilities

	June 30, 2004	December 31, 2003	June 30, 2003
Corporate senior revolving credit facility — authorized	300.0	300.0	525.0
Corporate senior revolving credit facility — drawn	48.6	—	175.4
Distribution LP revolving credit facility — authorized	25.0	25.0	—
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving term credit facility — authorized	50.0	—	—
Distribution LP revolving term credit facility — drawn	22.4	—	—
(a)
Corporate senior revolving credit facility:

        The senior revolving credit facility provides up to $300.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006.

        Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

        As at June 30, 2004, the Company had unused credit facilities aggregating $231.9, (December 31, 2003 — $ 232.7; June 30, 2003 — $293.3) including the outstanding letters of credit of $19.5 (December 31, 2003 — $67.3; June 30, 2003 — $56.3).

        The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

(b)
Distribution LP revolving credit facilities:

        On October 15, 2003, as part of the creation of the Movie Distribution Income Fund, Distribution LP negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004.

        In May 2004, Distribution LP amended and restated its credit agreement. The amended facility authorizes $25.0 additional credit and the term loan was modified resulting in $25.0 of the term loan balance being transferred to the new revolving term credit facility. The new facility bears interest at the same interest rates as the initial term loan and matures October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the modification to the facilities, which are being deferred and amortized.

        Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and term loan, discussed in note 5.

        As at June 30, 2004, Distribution LP had unused credit facilities aggregating $52.6 (December 31, 2003 — $25.0).

        The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

5.     Term Loans

	June 30, 2004	December 31, 2003	June 30, 2003
Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006	50.0	75.0	—
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	—	—	0.5
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	0.9	3.8	4.6
Obligations under capital lease	0.5	0.6	0.7

	51.4	79.4	5.8

        In May 2004, the term loan was modified resulting in $25.0 of the term loan balance being transferred to the new revolving term credit facility.

        The term loan is secured by security interests over substantially all of the assets of Distribution LP, a pledge by Distribution LP and MP Canada Holdings Inc., a wholly-owned subsidiary of Distribution LP, of the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust (Holding Trust) supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas), and an assignment of Distribution LP's rights in the principal distribution output agreements.

        The availability of the non-revolving term loan is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

        Required principal repayments are as follows:

Current	1.4
2005	—
2006	50.0

51.4

6.     Review of Operations of Entertainment

        In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

        The total estimated cost of the Entertainment restructuring plan is $229.1. The following table summarizes the nature of the costs:

	Costs expensed during the nine months ended December 31, 2003	Costs expensed during the six months ended June 30, 2004	Costs related to future periods	Total estimated cost
Impairments:
Investment in film and television programs	158.9	—	—	158.9
Development costs	30.8	—	—	30.8
Investments	2.2	—	—	2.2
Loans receivable	6.4	—	—	6.4
Assets held for sale (note 12)	11.8	—	—	11.8
Employee costs:
Continuing operations	12.0	—	—	12.0
Discontinued operations	0.9	0.7	—	1.6
Lease and contract terminations	—	1.9	1.5	3.4
Other exit costs	0.7	1.0	0.3	2.0

Total restructuring costs	223.7	3.6	1.8	229.1

        Employee costs represent severance and professional fees related to the elimination of positions in Entertainment. Employee costs for discontinued operations represent severance and professional fees which have been recorded in discontinued operations on the statement of earnings (loss). As at June 30, 2004, $2.6 of these employee costs remain unpaid.

        The costs related to future periods for lease and contract terminations relate to the closure of various offices.

        Management expects that the restructuring will be substantially completed by December 31, 2004.

        The amounts expensed during the six months ended June 30, 2004 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

Operating expenses:
Other exit costs	1.0
Amortization, including development cost charges:
Lease and contract terminations	1.9
Discontinued operations, net of tax:
Employee costs	0.7

3.6

7.     Senior Subordinated Notes

        On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

        On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

8.     Share Capital and Other

	June 30, 2004	December 31, 2003	June 30, 2003
			(revised)
Class A Voting Shares, 2,897,171 (December — 3,220,271)	40.5	45.0	52.7
Class B Non-Voting Shares, 40,188,263 (December — 39,617,218)	679.5	670.9	661.4
Contributed Surplus	2.2	1.5	0.7

	722.2	717.4	714.8

        The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

        During the six months ended June 30, 2004, the following transactions occurred:

        323,100 Class A Voting shares with a paid in value of $4.5 were converted into 323,100 Class B Non-Voting Shares. In addition, 247,945 Class B Non-Voting Shares were issued under the Company's employee stock option plans and employee share purchase plan for cash of $4.1.

        The Company recorded contributed surplus of $0.5 as a result of compensation expense on the granting of stock options to its employees. The weighted average fair value of the stock options granted during the six months ended June 30, 2004 was $9.38 per option.

        In the six months ended June 30, 2004, $0.2 was accrued under the Deferred Share Unit Plan and $3.4 was accrued under the Performance Share Appreciation Plan.

        As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

9.     Earnings per share

        The basic weighted average common shares outstanding for the three months and six months ended June 30, 2004 was 43.0 (June 30, 2003 — 42.7).

        The diluted weighted average common shares outstanding for the three months and six months ended June 30, 2004 was 43.1 (June 30, 2003– 42.7).

10.   Interest

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Senior revolving credit facilities	0.8	2.7	1.6	5.1
Term loans	1.4	1.9	2.7	3.5
Senior subordinated notes	13.2	13.6	26.1	28.3
Interest (income) and other	(0.4)	0.1	(0.7)	4.9
Interest capitalized during the period	(0.2)	(1.6)	(1.5)	(3.7)
Amortization of interest previously capitalized	—	0.6	—	3.4

	14.8	17.3	28.2	41.5
Amortization of deferred financing costs	1.3	1.3	2.5	2.7

	16.1	18.6	30.7	44.2

        The weighted average interest rate for the six months ended June 30, 2004 was 11.6% (2003 — 10.5%).

11.   Investment Losses (Gains), net and Dilution Gains

(a)
During the six months ended June 30, 2004, the following transactions occurred:

        As part of the sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieves certain cash flow targets. During the six months ended June 30, 2004, an investment gain of $0.5 was recognized as a result of marking this right to market.

(b)
During the six months ended June 30, 2003, the following transactions occurred:

        In March 2003, the Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a gain of $0.6.

        In March 2003, an option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations resulting in a gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which the Company continues to hold and was initially measured using the Black-Scholes Option-Pricing Model.

        During the three months ended March 31, 2003, the Company concluded a review of the carrying value of certain of its investments carried at cost. Based on this review, impairment charges totaling $13.7 were recorded with respect to the investments.

12.   Discontinued Operations

        As part of the Entertainment restructuring plan described in note 6, a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented. These amounts do not include the ongoing costs to operate the businesses until disposal.

        In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. During the six months ended June 30, 2004, the Company recorded a further $0.7 in severance and professional fees. As at June 30, 2004, $0.7 of these amounts remain unpaid.

        During the six months ended June 30, 2004, the Company sold its post-production businesses for total consideration of $3.3 resulting in a loss on sale of $1.3, which is included in discontinued operations, net of tax on the statement of earnings. $0.7 of the loss on sale relates to a write down of Goodwill.

        The following tables present selected financial information for the Discontinued Businesses:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Revenue	1.2	4.0	3.9	7.3
Direct profit	(0.5)	1.3	0.2	2.4
Loss on sale of post-production businesses	(1.3)	—	(1.3)	—
Loss before income taxes	(3.8)	(0.1)	(4.6)	(0.8)
Recovery of income taxes	—	(0.1)	—	(0.2)
Net loss from discontinued operations	(3.8)	—	(4.6)	(0.6)
Basic and diluted loss per common share	$(0.09)	—	$(0.11)	$(0.01)

	June 30, 2004	December 31, 2003	June 30, 2003
Accounts receivable	—	6.5	4.5
Property and equipment	—	2.8	12.5
Other assets	—	—	1.2

Total assets	—	9.3	18.2

Bank indebtedness	0.1	—	—
Accounts payable and accrued liabilities	1.0	4.5	2.9
Term loans	—	0.8	1.6

Total liabilities	1.1	5.3	4.5

        The balance sheets of the Discontinued Businesses have been reported as part of Entertainment in the segmented information presented in note 13.

13.   Segmented Information

        The Company's principal business activities are conducted through three reportable segments: Broadcasting, Motion Picture Distribution and Entertainment. Broadcasting consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. Motion Picture Distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 6, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business. While Entertainment comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

        Management focuses on and measures the results of operations based on direct profit and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment. Direct profit (loss) is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating revenue. In the case of Entertainment and Motion Picture Distribution, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising spend incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Results of operations by segment are presented on the consolidated statements of earnings (loss). Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

(a)
Information on the reportable operating segments is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
Three months ended June 30,
2004
Goodwill and other intangibles	41.5	68.6	109.0	—	219.1
Total assets	440.5	451.4	588.9	4.8	1,485.6
Additions to property and equipment	0.1	—	—	0.4	0.5

2003 (revised)
Goodwill and other intangibles	40.9	2.0	109.6	—	152.5
Total assets	437.6	249.3	848.0	84.1	1,619.0
Additions to property and equipment	0.1	—	—	0.3	0.4

Six months ended June 30,
2004
Goodwill and other intangibles	41.5	68.6	109.0	—	219.1
Total assets	440.5	451.4	588.9	4.8	1,485.6
Additions to property and equipment	0.3	0.1	0.1	0.9	1.4

2003 (revised)
Goodwill and other intangibles	40.9	2.0	109.6	—	152.5
Total assets	437.6	249.3	848.0	84.1	1,619.0
Additions to property and equipment	0.4	—	0.1	1.0	1.5

        Segment revenues, as presented on the consolidated statements of earnings (loss) for the quarter ended June 30, 2004 are net of intersegment sales of programming of $3.7 (June 30, 2003 — $3.1) from Motion Picture Distribution to Broadcasting and $0.7 (June 30, 2003 — $0.7) from Entertainment to Broadcasting and $0.6 (June 30, 2003 — $nil) from Entertainment to Motion Picture Distribution.

        Segment revenues, as presented on the consolidated statements of earnings (loss) for the six months ended June 30, 2004 are net of intersegment sales of programming of $7.7 (June 30, 2003 — $10.9) from Motion Picture Distribution to Broadcasting and $2.5 (June 30, 2003 — $2.4) from Entertainment to Broadcasting and $0.6 (June 30, 2003 — $nil) from Entertainment to Motion Picture Distribution.

(b)
Geographical information, based on customer location, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
		(revised)		(revised)
Revenue
Canada	171.2	103.4	323.1	228.8
United States	20.1	18.9	30.1	44.4
United Kingdom	30.0	19.0	51.0	43.9
Spain	21.5	—	23.0	1.1
Other Foreign	24.8	18.4	52.0	67.3

	267.6	159.7	479.2	385.5

        All of the Company's broadcast licences and the majority of the Company's property and equipment are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in the current quarter all of the Company's goodwill and other intangibles is in Canada. Management has not yet completed the purchase price allocation of Aurum and the amounts assigned to the assets and liabilities may be subject to adjustment pending completion of final valuations.

        A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Broadcasting Revenue
Subscriber	27.3	25.1	53.9	49.7
Advertising and other	35.5	27.3	64.8	52.1

Total Broadcasting revenue	62.8	52.4	118.7	101.8

        The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Three months ended June 30, 2004
Domestic Distribution	12.6	76.8	13.6	103.0
Momentum	3.3	20.8	3.5	27.6
Aurum	1.2	20.0	—	21.2
Alliance Atlantis Cinemas	3.5	—	—	3.5

	20.6	117.6	17.1	155.3

Three months ended June 30, 2003
Domestic Distribution	8.9	21.1	9.6	39.6
Momentum	1.9	12.3	2.8	17.0
Aurum	—	—	—	—
Alliance Atlantis Cinemas	2.8	—	—	2.8

	13.6	33.4	12.4	59.4

Six months ended June 30, 2004
Domestic Distribution	37.5	113.1	26.2	176.8
Momentum	11.6	29.4	4.9	45.9
Aurum	1.2	20.0	—	21.2
Alliance Atlantis Cinemas	6.8	—	—	6.8

	57.1	162.5	31.1	250.7

Six months ended June 30, 2003
Domestic Distribution	37.0	42.2	25.8	105.0
Momentum	4.0	25.2	3.7	32.9
Aurum	—	—	—	—
Alliance Atlantis Cinemas	6.6	—	—	6.6

	47.6	67.4	28.5	144.5

        Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

14.   Unusual Items

        In March 2003, the Company announced a planned reduction of its staffing levels in the Entertainment Group. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions.

15.   Revisions of Prior Years' Results

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within Entertainment and between Entertainment and the Motion Picture Distribution; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income tax payable. The previously reported results of operations and financial position for the Company were changed for the three months ended March 31, June 30, September 30, and December 31, 2003 as follows:

As previously reported
(Pro forma)

	For the three months ended,
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	Total
Total assets	1,695.1	1,683.8	1,727.2	1,416.2	1,416.2
Total liabilities	1,176.0	1,146.7	1,201.1	1,097.2	1,097.2
Cumulative translation adjustments	(11.8)	(4.9)	(5.6)	3.8	3.8
Deficit, beginning of period	(186.6)	(183.3)	(172.5)	(184.7)	(184.7)
Revenue	227.7	160.0	213.0	267.8	868.5
Direct profit (loss) before discontinued operations	84.4	56.7	60.3	(113.5)	87.9
Earnings (loss) before undernoted and discontinued operations	48.5	26.2	19.5	(166.9)	(72.7)
Net earnings (loss) before discontinued operations	3.9	10.8	(11.6)	(136.6)	(133.5)
Net earnings (loss)	3.3	10.8	(12.2)	(151.7)	(149.8)
Basic and diluted earnings (loss) per common share before discontinued operations	$0.09	$0.25	$(0.27)	$(3.19)	$(3.12)
Basic and diluted loss per common share	$0.08	$0.25	$(0.29)	$(3.54)	$(3.50)

Restated (Pro forma)
Total assets	1,642.2	1,619.0	1,663.9	1,416.2	1,416.2
Total liabilities	1,178.0	1,157.1	1,211.7	1,097.2	1,097.2
Cumulative translation adjustments	(17.3)	(13.2)	(14.2)	3.8	3.8
Deficit, beginning of period	(220.1)	(232.6)	(239.7)	(250.5)	(250.5)
Revenue	225.8	159.7	212.7	267.8	866.0
Direct profit (loss) before discontinued operations	62.7	36.0	61.4	(113.5)	46.6
Earnings (loss) before undernoted and discontinued operations	26.8	5.5	20.6	(166.9)	(114.0)
Net earnings (loss) before discontinued operations	(11.9)	(7.1)	(10.2)	(136.6)	(165.8)
Net earnings (loss)	(12.5)	(7.1)	(10.8)	(151.7)	(182.1)
Basic and diluted earnings (loss) per common share before discontinued operations	$(0.28)	$(0.17)	$(0.24)	$(3.19)	$(3.88)
Basic and diluted loss per common share	$(0.29)	$(0.17)	$(0.25)	$(3.54)	$(4.26)

16.   Accounting Changes

        During the six months ended June 30, 2004, the Company adopted the following accounting policies:

        Generally Accepted Accounting Principles    On January 1, 2004, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles," on a prospective basis. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as its primary source of authority, and accordingly adopted the following changes:

(1)
The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact in the three months ended June 30, 2004 is a reduction in revenue of $1.1, a reduction of direct operating expenses of $0.2 and a reduction of direct profit of $0.9. The impact in the six months ended June 30, 2004 is a reduction in revenue of $8.6, a reduction of direct operating expenses of $7.1 and a reduction of direct profit of $1.5.

(2)
The amortization of interest previously capitalized of $0.6 has been recorded as a direct operating expense rather than as interest expense for the six months ended June 30, 2004. There was nominal amortization of interest previously capitalized for the three months ended June 30, 2004.

        Asset Retirement Obligations    On January 1, 2004, the Company retroactively adopted the recommendations of the new the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section was applied retroactively effective January 1, 2004. The adoption of the Section had a nominal impact on the results of operations.

17.   Commitments and Contingencies

        As a result of the acquisition of Aurum in May 2004, the Company's future cash flow commitments have increased. Cash flow commitments for future film purchases that entitle the Company to future distribution rights have increased by approximately $20.5 and operating lease commitments have increased by $1.3. The commitments for future film purchases are payable over the next two years and the commitments for operating leases are payable over the next four years.

        In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $20.5 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

18.   Seasonality

        The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of film and television programs delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture licence agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement and delivery of the film or television program.

        Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third, and particularly the fourth calendar quarter. Also, debt levels generally increase substantially between March 31 and June 30 as the Company finances productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, motion picture production revenue fluctuates from period to period.

19.   Comparative amounts

        Certain amounts presented in the prior periods have been reclassified to conform to the presentation adopted in the current year.

June 30, 2004

Supplemental Information

For the Three Months and Six Months Ended
June 30, 2004 and June 30, 2003
(unaudited)

Alliance Atlantis Communications Inc.
Supplemental Information
For the periods ended June 30, 2004 and June 30, 2003
(unaudited)

Supplemental Information

	Three months ended June 30,		Six months ended June 30,
Production Deliveries
	2004	2003	2004	2003
Motion Pictures (number of films):	—	—	1.0	—

Television hours:
CSI Vegas/Miami	10.0	10.0	26.0	25.5
Drama	—	—	8.5	11.5
Movies	—	4.0	—	4.5
Kids	1.0	1.5	9.5	1.5

	11.0	15.5	44.0	43.0

Fact	19.0	12.5	30.0	43.0

Broadcasting Paid Subscribers (millions)	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Showcase Television (100%)	6.1	6.0	5.9	5.7
Life Network (100%)	5.9	5.9	5.8	5.7
HGTV Canada (67%)	5.1	5.0	4.9	4.9
History Television (100%)	5.5	5.4	5.3	5.3
The Food Network (51%)	4.2	4.2	4.1	4.1
Series+ (50%)	1.2	1.2	1.2	1.1
Historia (50%)	1.2	1.2	1.2	1.1
Showcase Action (100%)	1.0	1.0	0.9	0.9
Showcase Diva (100%)	0.9	0.9	0.8	0.8
IFC — The Independent Film Channel Canada (95%)	0.9	0.8	0.8	0.7
Discovery Health Channel (65%)	0.7	0.7	0.7	0.6
BBC Canada (50%)	0.8	0.7	0.7	0.7
BBC Kids (50%)	0.4	0.4	0.4	0.3
National Geographic Channel (50%)	0.8	0.7	0.7	0.7

	34.7	34.1	33.4	32.6

QuickLinks

Alliance Atlantis Communications Inc. Consolidated Balance Sheets (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Earnings (Loss) For the periods ended June 30, 2004 and June 30, 2003 (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Deficit For the periods ended June 30, 2004 and June 30, 2003 (unaudited) (in millions of Canadian dollars)
Alliance Atlantis Communications Inc. Consolidated Statements of Cash Flows For the periods ended June 30, 2004 and June 30, 2003 (unaudited) (in millions of Canadian dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Alliance Atlantis Communications Inc. Supplemental Information For the periods ended June 30, 2004 and June 30, 2003 (unaudited)